EXHIBIT 4

TRANSGLOBE ENERGY CORPORATION
Report in Respect of Voting Results Pursuant to Section 11.3 of
National Instrument 51-102 – Continuous Disclosure Obligations
In respect of the special meeting (the "Meeting") of the holders of 6.0% convertible unsecured subordinated debentures of TransGlobe Energy Corporation ("TransGlobe" or the "Company") held on October 17, 2016 the following sets forth a brief description of the sole matter voted upon at such Meeting and the outcome of the vote:

Description of Matter	Outcome of Vote	Votes For	Votes Against or Withheld
1. Extraordinary resolution approving certain amendments to the trust indenture, as more particularly described in the information circular of TransGlobe dated September 16, 2016 and in the form set forth in Schedule "A" to such information circular.	Resolution approved	99.49%	0.51%

Dated at Calgary, Alberta this 17th day of October, 2016.